Filed by Spartacus Acquisition Shelf Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Spartacus Acquisition Corporation

(Commission File No. 001-39622)

Welcome to Next Generation GPS

NEXTNAV

Today's Agenda



Welcome	Gillian Smith	Vice President, Marketing and Communications
Introduction	Neil Subin	Chief Investment Officer, MilFam, A member of the Spartacus sponsor
Market Opportunity	Gary Parsons	Chairman
Go To Market	Ganesh Pattabiraman	Co-Founder, President & Chief Executive Officer
Addressable Markets	Dan Hight	Vice President of Business Development and Partnerships
Technology Overview	Dr. Arun Raghupathy	Co-Founder, Senior Vice President of Engineering
Technology Rollout	David Knutson	Senior Vice President of Network Operations and Deployment
Financials	Chris Gates	Chief Financial Officer

1

Disclaimer and Cautionary Note Regarding Forward - looking Statements This presentation (together with oral statements made in connection herewith, this “ Presentation ”) contains selected confidential information about NextNav, LLC (“ NextNav ”) and Spartacus Acquisition Corporation (“ Spartacus ”). By participating in this Presentation, you expressly agree to keep confidential all otherwise non - public information disclosed by us, whether orally or in writing, during this Presentation or in these Presentation materials. You also agree not to distribute, disclose or use such information for any purpose, other than for the purpose of your firm’s participation in the potential financing and to return to NextNav or Spartacus, delete or destroy this Presentation upon request. You are also being advised that the United States securities laws restrict persons with material non - public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. This Presentation relates to the potential financing of a portion of a contemplated business combination of NextNav and Spartacus through a private placement of Spartacus’ Class A common stock. This Presentation shall not constitute a “solicitation” as defined in Rule 14a - 1 of the Securities Exchange Act of 1934, as amended. No Offer or Solicitation This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. Any offering of securities (the “ Securities ”) will not be registered under the Securities Act of 1933, as amended (the “ Act ”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act or “qualified institutional buyers” as defined in Rule 144A under the Act. Accordingly, the Securities must continue to be held unless the Securities are registered under the Act or a subsequent disposition is exempt from the registration requirements of the Act. Investors should consult with their legal counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither NextNav nor Spartacus is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. No representation, express or implied, is or will be given by NextNav, Spartacus or their respective affiliates and advisors and any placement agent as to the accuracy or completeness of the information contained in this Presentation. Industry and Market Information Information contained in this Presentation concerning NextNav’s industry and the markets in which it operates, including NextNav’s general expectations and market position, market opportunity and market size, is based on information from NextNav’s management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In some cases, we may not expressly refer to the sources from which this information is derived. Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and NextNav’s knowledge of its industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of NextNav’s and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause NextNav’s future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates. 2 Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and NextNav’s or Spartacus’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may not appear with the ® or Œ symbols, but such references are not intended to indicate, in any way, that NextNav or Spartacus will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Use of Projections This Presentation contains estimated or projected information including financial information with respect to NextNav, including NextNav’s projected revenue, gross margin, EBITDA, and unlevered free cash flow for 2021 - 2026 . Such estimated or projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such estimated or projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward - Looking Statements” below. Actual results may differ materially from the results contemplated by the estimated or projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such estimates and projections will be achieved. Neither the independent registered public accounting firm of Spartacus nor the independent registered public accounting firm of NextNav, audited, reviewed, compiled, or performed any procedures with respect to the estimates or projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Use of Non - GAAP Financial Measures This Presentation includes certain non - GAAP financial measures, including EBITDA and unlevered free cash flow, that are not prepared in accordance with accounting principles generally accepted in the United States (“ GAAP ”) and that may be different from non - GAAP financial measures used by other companies. NextNav and Spartacus believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends of NextNav. These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Forward - looking non - GAAP financial measures are provided; they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Forward - Looking Statements This Presentation and any oral statements made regarding the subject of this Presentation include “forward - looking statements” within the meaning of the “safe harbor’’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward - looking statements with respect to revenues, earnings, performance, strategies, the market, prospects and other aspects of the businesses of NextNav, Spartacus or a combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors, many of which are outside of the control of NextNav and Spartacus, could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements. These forward - looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the NextNav and Spartacus to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Spartacus or equity holders of NextNav is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) risks relating to the uncertainty of the projected financial information with respect to NextNav; (v) risks related to the rollout of NextNav’s technologies; (vi) the effects of competition on NextNav’s business; (vii) the level of product service or product failures that could lead customers to use competitors’ services; (viii) developments and changes in laws and regulations; (ix) the impact of significant investigative, regulatory or legal proceedings; (x) the amount of redemption requests made by Spartacus’ public stockholders; (xi) the ability of Spartacus or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future; and (xii) those factors discussed in Spartacus’ Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, under the heading “Risk Factors,” and other documents of Spartacus filed, or to be filed, with the Securities and Exchange Commission (“ SEC ”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither Spartacus nor NextNav presently know or that Spartacus and NextNav currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect Spartacus’ and NextNav’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Spartacus and NextNav anticipate that subsequent events and developments will cause Spartacus’ and NextNav’s assessments to change. You are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made. NextNav and Spartacus undertake no commitment to update or revise the forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Additional Information If the contemplated business combination is pursued, Spartacus Acquisition Shelf Corp. filed a Registration Statement on Form S - 4 with the SEC, that includes a preliminary proxy statement/prospectus. Spartacus will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. INVESTORS AND SECURITY HOLDERS OF SPARTACUS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SPARTACUS’ SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CONTEMPLATED BUSINESS COMBINATION AND THE PARTIES THERETO. The definitive proxy statement/prospectus will be mailed to stockholders of Spartacus as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. Participants in the Solicitation Spartacus, NextNav and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules may be deemed to be participants in the solicitation of proxies of Spartacus’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Spartacus’ directors and officers in Spartacus’ filings with the SEC, including Spartacus’ Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 24, 2021, and such information and names of NextNav’s and Spartacus’ directors and executive officers will also be in the Registration Statement on Form S - 4 to be filed with the SEC by Spartacus Acquisition Shelf Corp. B. Riley Securities, Inc. and PJT Partners LP are acting as placement agents and financial advisors and will receive compensation from Spartacus for such service. In addition, B. Riley Securities, Inc. is entitled to a deferred underwriting fee from Spartacus upon the closing of the transaction contemplated therein. An affiliate of B. Riley Securities, Inc. has indirect interests in Spartacus through Spartacus Sponsor LLC as described in the Spartacus’ prospectus dated October 15, 2020 available at www.sec.gov. Disclaimer

Company overview 3

Neil Subin CHIEF INVESTMENT OFFICER, MILFAM, A MEMEBER OF THE SPARTACUS SPONSOR 4

Unique sponsor & target partnership SPARTACUS • Extensive history with NextNav’s people and assets • Nearly three decades of telecom experience • A history of transformational investments in wireless • High conviction in NextNav’s generational opportunity to transform GPS and drive topline growth Strong Strategic Partner Experienced Leadership Team Impressive Track Record Robust Business Plan Our key prior successes (Includes investments by affiliates of Spartacus) 5

Gary Parsons CHAIRMAN 6

GPS impact on the US economy approaching $ 1 Trillion annually and doubling every 2 - 3 years GPS is a single point of failure — we rely on it for aviation, agriculture, telecommunications, power grids, financial transactions, maps and more 7 Source: NextNav extrapolation of NIST sponsored study, conducted by RTI International.

Industry needs have evolved beyond tech created in the 60’s Increased accuracy and availability in urban environments Indoor tracking and mapping Altitude data (3D location) Increased resilience and redundancy Increased security We need 8

NextNav is targeting a >$100 Billion addressable market today $4 Billion Mission - critical public safety and e911 $24 Billion Mass market, mobile apps, and data analytics $11 Billion Enterprise, IoT, and critical infrastructure >$50 Billion Upside from global expansion (1) $10 Billion Autonomous vehicles, eVTOLs and UAVs US OPPORTUNITIES GLOBAL OPPORTUNITIES Source: Gartner, McKinsey, ABI Research, Apptopia, and public information. (1) Excludes China and Russia. 9

P i nn a c l e • Service available in the U.S. market and currently in use • +4,400 cities Te r r a P o i N T • Initial deployment in top 50 U.S. markets • Terrestrial version of GPS 10

Ganesh Pattabiraman PRESIDENT AND CHIEF EXECUTIVE OFFICER 11

NEXTNAV IS NEXT GENERATION GPS MORE AVAILABLE MORE RESILIENT MORE ACCURATE 12

NextNav Services Pinnacle • Provides floor level ‘altitude’ with current GPS based horizontal technologies • Works on legacy and current handsets • Network currently deployed in +4,400 cities in the US in 2021 TerraPoiNT • Ground based solution to provide full 3D (X - Y - Z) positioning and timing capabilities • Broadcast signal on NextNav’s own dedicated spectrum • Initially deployed in San Francisco Bay Area (including Silicon Valley) with metro - wide services and initial coverage in top 50 U.S. markets 13

Deep competitive moat 100+ Patents Global intellectual property portfolio 2.4bn MHz - PoPs One - of - a - kind nationwide spectrum license portfolio +4,400 Cities Covered by NextNav deployed network 14

Spectrum license at core of competitive advantage Virtually nationwide, covering 93% of US population Sole commercial licensee / operator in LMS band Generous power limits Leverages cellular band 8 RF in devices Scarce low - band spectrum 9 0 2 9 1 9 . 7 5 927.75 9 2 8 freq (MHz) 900 MHz B r o a db a n d US Location and Monitoring Services (LMS) Band NextNav 8 MHz Contiguous 900 MHz B r o a db a n d 15

NEXTNAV

Sequential go-to-market plan

3 ***Global Standard***

Provider of highly reliable, critical, location services

2 ***Service Proliferation***

Become key provider of location services to a wide range of apps

Uber GIMBAL SAP RapidSOS motorola unity here amazon

1 ***Market Penetration***

Partnership with AT&T to launch NextNav services across US for FirstNet at&t FIRSTNET Built with AT&T

> 200 OPPORTUNITIES
in rapidly growing customer pipeline

Note: Opportunities as of May 2021.



16

The NextNav opportunity set is global • Target developed markets with similar characteristics to the US • Includes certain markets in the Americas, Western Europe, and East Asia • Near - term vertical opportunities in Canada, EU and Japan • Joint venture with Metcom (Sony and Kyocera) to deliver NextNav services in Japan • Internationally accepted standard (3GPP) MARKET OPPORTUNITY: GLOBAL ECONOMY would be impacted from any disruption to GPS 17

Dan Hight VICE PRESIDENT OF BUSINESS DEVELOPMENT AND PARTNERSHIPS 18

Deep customer & partner relationships across verticals M i ss i o n - cr i t i c a l public safety Mass market, mobile apps, gaming and data analytics Critical infrastructure, transportation and international 19

Making smart cities safe cities • Partners with AT&T and FirstNet to provide real time, 3 D situational awareness to First Responders • NextNav technology proven to exceed FCC’s e911 vertical location accuracy mandate 240 MILLION 911 calls rely on GPS annually Source: NENA. MARKET OPPORTUNITY: 20

NextNav enables the app economy • Inaccurate location and spoofing plagues apps today • First solution to provide floor level accuracy • Augmented reality requires precise location data • Large universe of apps utilize location data to enhance user experience and target advertising • 1 in 3 apps in the Google Play Store use location services $3.7 TRILLION global app economy in 2021 Source: Android. MARKET OPPORTUNITY: 21

NextNav enables the gaming economy • 2020 U.S. video game industry grew 27% to $56.9 billion in revenue • The global game market expected to grow from $ 175 . 8 billion in 2021 to more than $ 215 billion in 2024 >$215 Billion gaming economy in 2024 Source: NewZoo Global Games Market Report 2021. MARKET OPPORTUNITY: 22

TerraPoiNT Markets 23

Testimonials 24

Arun Raghupathy CO - FOUNDER, SENIOR VICE PRESIDENT OF ENGINEERING 25

No current technology provides an accurate floor level altitude at scale P r o b l e m Solution Pinnacle System Purpose built network for delivering altitude at scale, using pressure - based techniques 26 THE PROBLEM AND SOLUTION

• Reference pressure at a known height • Environment pressure at the user location • Difference between these pressures determines user altitude relative to known reference height Pressure - based altitude requirements • None required or were able to achieve 1 floor level (10 feet) accuracy • Errors of ~100’s of feet of accuracy was considered acceptable Limitations of existing pressure - based systems • Significant drift in low - cost pressure sensors used commonly in mass market devices today • Lack of accurate local real time reference pressure Key challenges for a mass market solution Pinnacle System THE EXECUTION CHALLENGE 27

Pinnacle System ALTITUDE GENERATION FROM MOBILE DEVICES Device Sensor NextNav Cloud NextNav Altitude Stations Device sends reading NextNav altitude station data NextNav cloud sends altitude 28

Pinnacle Video 29

TerraPoiNT Key Features

- Resilient 3-D PNT solution with urban canyon and deep in-building coverage
- Terrestrial broadcast network with unlimited capacity
- Flexible network configurations with wide area macro networks or campus-area networks
- Agile signal design that operates on any global spectrum brand
- Advantaged signal structure
  - Reusable GPS chipset receiver capability
- Nano-second timing synchronization to Universal Time




CLOUD PLATFORM
DEVICE/SOFTWARE
NEXT GENERATION GPS NETWORK

30

TerraPoiNT Video 1 31

TerraPoiNT Video 2 32

NEXTNAV

DOT report rankings

			TIMING[1]		POSITIONING[2]		TIMING[3]		PNT[4]		TIMING[5]		PNT[6]	
			Performance		Performance		Ground broadcast		Ground broadcast		Broadcast		Broadcast	
			Rank	Score	Rank	Score	Rank	Score	Rank	Score	Rank	Score	Rank	Score
NEXTNAV	UHF terrestrial RF	(920-928 MHz)	1	91	1	91	1	82	1	82	1	82	1	82
ECHO RIDGE	LEO commercial S-band	(2483.5-2500 MHz)	-	-	5	38	-	-	-	-	-	-	-	-
HELLEN systems	eLORAN terrestrial RF	(90-110k Hz)	6	62	-	-	3	66	-	-	4	66	-	-
opnt	Fiber optic time service	(white rabbit PTP)	2	87	-	-	-	-	-	-	-	-	-	-
PHASORLAB	802.11 terrestrial RF	(2.4 HGz)	6	62	3	-	4	-	2	-	5	-	3	-
Satelles	LEO commercial L-band	(1616-1626.5 MHz)	4	78	2	78	-	-	-	-	2	80	1	82
serco	R-mode terrestrial RF	(283.5-325 KHz)	-	-	-	-	-	-	-	-	-	-	-	-
SEVEN Solutions	Fiber optic time transfer	(white rabbit PTP)	3	84	-	-	-	-	-	-	-	-	-	-
SKYHOOK	802.11 terrestrial RF	(900 MHz, 2.4 & 5 GHz)	-	-	4	-	-	-	-	-	-	-	-	-
GTRX	UWB & IMU map matching	(3.1-5 GHz)	-	-	5	38	-	-	-	-	-	-	-	-
UrsaNav	eLORAN terrestrial RF	(90-110KHz)	5	69	-	-	2	70	-	-	3	70	-	-
GPS (SPS PS)	MEO government, L-band	(1575, 1227, 1176 MHz)	-	67	-	-	-	-	-	-	-	-	-	-

Ranking & score based on accuracy, availability, product readiness, resilience and security

Full DOT report

Source: DOT Report.
(1) Weighted score based upon accuracy, availability, product readiness, resilience and security.
(2) Weighted score based upon accuracy, availability, product readiness, resilience and security.
(3) Market readiness of Timing Performance using terrestrial RF broadcast.
(4) Mass market readiness for Position AND Timing using terrestrial RF broadcast.
(5) Mass market readiness of timing using RF broadcast.
(6) Mass market readiness for Timing AND Positioning using RF broadcast.

33

TerraPoiNT Testimonial video 34

David Knutson SENIOR VICE PRESIDENT OF NETWORK OPERATIONS AND DEPLOYMENT 35

Network Differences

	Pinnacle	TerraPoiNT
FUNCTIONAL ELEMENTS	Passive sensors	Active broadcast transmitters
NETWORK DESIGN DRIVERS	Atmospheric Conditions	RF Signal Propagation
SITE LOCATIONS	Almost anywhere outdoors with power Valuable antenna real estate not required	Traditional macro cellular sites Antennas above the clutter
INSTALLATION TIME PER SITE	2-3 hours	2-3 days
INSTALLATION SURVEY ACCURACY	10cm or better	10cm or better






NEXTNAV

36

Network Deployments

	Pinnacle	TerraPoiNT
US Deployments	AT&T **Partnership** Nationwide Network **+4,400** cities & towns **90%** of commercial structures above 3 stories	San Francisco Bay Area and initial deployment in **top 50 U.S. markets** NASA Langley
International Deployments	MetCom **Partnership** Tokyo, Japan	MetCom **Partnership** Tokyo, Japan


NEXTNAV

37

Chris Gates CHIEF FINANCIAL OFFICER 38

Massive operating leverage results in highly attractive unit economics Low variable cost to add incremental network traffic $0.89 Incremental EBITDA per dollar of incremental revenue Incremental dollar of revenue Incremental expense 39 Source: Management estimates.

Key commentary Total revenue forecast • Mass Market apps becomes largest driver of revenue in 2022E • Revenue opportunity significantly expands once TerraPoiNT network build - out is complete in 2025E $2 $ 2 4 $ 7 5 $1 6 2 $3 0 8 $5 0 6 20 2 1 E 20 22E 20 23 E 20 24 E 20 2 5 E 20 2 6 E $ IN MILLIONS 2 0 2 6 E 40 Source: Management estimates. Note: Pie chart does not equal 100% due to rounding. Mass market, mobile apps, and data analytics 41% Enterprise, IoT, and critical infrastructure 21% Autonomous vehicles and eVTOLs 14% I n te r n a t i o n a l 17% Mission - critical public safety and e911 6%

41 Flexible pricing models Public Safety Monthly User Fees Gaming / Ma s s - Mar k e t Enterprise / IOT Usage Fees (Fix, MAU, DAU, per device) Data & A n a l y t i c s C o n s u m e r Devices Revenue Share Enterprise / IOT Flat Fee Data & A n a l y t i c s International E911

2021E 2022E 2023E 2024E 2025E 2026E Total revenue $2 $24 $75 $162 $308 $506 % Growth NM 857% 215% 115% 90% 64% 7 3% 46% ( 2 6 7 ) ( 4 9 ) (1 1 ) $ 2 2 4 ( - ) COGS (2) (6) (47) (103) (132) (138) Gross margin $0 $18 $28 $59 $176 $367 % Margin 1 8% 75% 37% 36% 57% 73% ( - ) R&D ( 2 6 ) (38) (46) (55) (65) (76) ( - ) SG&A (1 8) (23) (31) (40) (50) (59) EBITDA ( $ 44 ) ($43) ($49) ($37) $61 $233 % Margin NM (182%) (66%) (23%) 20% 46% ( - ) ∆ Working capital 6 4 10 9 7 2 ( - ) CapEx (1) (1) (67) (267) (49) (11) Unlevered free cash flow ( $ 3 9 ) ($40) ($107) ($295) $19 $224 % Margin NM (168%) (142%) (182%) 6% 44% Financial projections overview $ IN MILLIONS Expected long - term EBITDA margin of ~70% Future capex spend mainly limited to maintenance capex Significant cash generation after TerraPoiNT network deployment Source: Management estimates. Expected long - term gross profit margin of ~85% 42

Target Shareholders 62% SPAC Public Shareholders 17% Pro forma ownership PIPE Shares 17% Sponsor Shares 4% Transaction summary Sources 43 SPAC cash in trust (assumes 100% roll) (1) Target rollover equity (2) PIPE (3) $ 2 0 3 7 5 0 2 0 5 Total sources $1 , 1 5 8 Pro forma valuation Pro forma FDSO (6) Illustrative share price 1 2 1 $1 0 . 0 0 Pro forma market cap $1 , 2 0 5 ( - ) Pro forma cash (7) ( $3 0 1) Pro forma enterprise value $ 9 0 4 Uses Shares to target shareholders (2) $ 7 50 Cash to balance sheet 2 94 Debt paydown (4) 84 Est. fees and expenses (5) 30 Total uses $ 1 , 1 58 $ AND UNITS IN MILLIONS, EXCEPT PER SHARE VALUES Note: NextNav balance sheet date as of 6/30/21. (1) Assumes no redemptions in connection with business combination. (2) Based on fixed equity rollover of 75mm shares at $10.00 per share, including employee equity. (3) Assumes $205mm of PIPE proceeds at purchase price of $10.00 per share. (4) Excludes interest and additional borrowings after 6/30/21. (5) Estimated total transaction expenses for both NextNav and Spartacus. (6) Assumes the exercise or conversion of any options, warrants or other convertible securities. (7) Pro forma cash balance of 6/30/21; excludes impact of cash burn between 7/1/21 to transaction close.

Investment highlights

Next Generation GPS solution
will sit at the core of the app economy

Sequential deployment
limits risk

>$100 Billion
total addressable market

NEXTNAV

Competitive moat
deepened by IP, spectrum, and network

Unrivaled capabilities
powered by bullet proof technology

Growing list of
Blue-chip customers
including AT&T, Unity, Unreal, Gimbal, etc.

World class management, board, and shareholders
with leaders in wireless and location services


NEXTNAV

Next Generation GPS is here.